18005018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 01 2018
Washington DC
415

SEC FILE NUMBER
8-40494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clayton, Williams & Sherwood Investments

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Corporate Plaza Drive, Suite 210
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wanda Beard (949) 640-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squar Milner LLP
(Name – *if individual, state last, first, middle name*)

4100 Newport Place Drive, Suite 600	Newport Beach	CA	92660
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

DB

OATH OR AFFIRMATION

I, Gary Carmell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clayton, Williams and Sherwood Investments, as of December 31st, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA M. COLLINS
Commission # 2124250
Notary Public - California
Orange County
My Comm. Expires Aug 21, 2019

Notary Public

Signature

Vice President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clayton, Williams &
Sherwood Investments
Financial Statements
For the Year Ended
December 31, 2017

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 3

Statement of Operations 4

Statement of Stockholders' Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7

Supplementary Information:

Computation of Net Capital Pursuant to Rule 15c3-1 13

Exemption Report:

Report of Independent Registered Public Accounting Firm Related to Exemption Report
Required by Rule 17a-5 14

Exemption Report Required by Rule 17a-5 15

Agreed-Upon Procedures:

Independent Accountants' Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation 18

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Clayton, Williams & Sherwood Investments

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Clayton, Williams & Sherwood Investments (the Company) as of December 31, 2017, the related statements of operations, stockholders' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

4100 Newport Place Drive, Suite 600 • Newport Beach, CA 92660 main 949.222.2999 web squarmilner.com

Los Angeles | Orange County | San Diego | Encino | San Francisco | San Mateo | Oakland | Silicon Valley | Cayman Islands

Supplemental Information

The supplementary information contained in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the schedule of Computation of Net Capital Pursuant to Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

SQUAR MILNER LLP

Squar Milner LLP

We have served as the Company's auditor since 2002.

Newport Beach, California
February 27, 2018

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF FINANCIAL CONDITION
December 31, 2017

ASSETS

Cash	$	89,600
Due from related party		213,432
Total assets	$	303,032

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	35,158
Due to related party		213,432
Total liabilities		248,590
Commitments and Contingencies (Note 6)		
Stockholders' Equity		
Common stock, no par value; 1,000 shares authorized; 800 shares issued and outstanding		8,000
Additional paid-in capital		402,909
Accumulated deficit		(356,467)
Total stockholders' equity		54,442
Total liabilities and stockholders' equity	$	303,032

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2017

REVENUE	
Asset management fees	1,008,822
Total revenue	1,008,822
EXPENSES	
General and administrative	777,730
Professional	169,883
Licenses and fees	39,059
Other expenses	20,560
Total expenses	1,007,232
NET INCOME	$ 1,590

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
BALANCE–December 31, 2016	800	$8,000	$402,909	($358,057)	$52,852
Net Income	-	-	-	1,590	1,590
BALANCE–December 31, 2017	800	$8,000	$402,909	($356,467)	$54,442

The accompanying notes are an integral part of these financial statements.

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,590
Changes in operating assets and liabilities:	
Due from related party	13,381
Accounts payable and accrued liabilities	2,454
Due to related party	(13,381)
Net cash provided by operating activities	4,044
NET INCREASE IN CASH	4,044
CASH – beginning of year	85,556
CASH – end of year	$ 89,600

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION

Clayton, Williams & Sherwood Investments (the "Company") is a California corporation organized on September 30, 1988. The Company was organized to sell interests in limited partnerships that invest in real estate activities. The Company received approval from the National Association of Securities Dealers, now known as Financial Industry Regulatory Agency ("FINRA"), to operate as a broker and dealer as of June 12, 1989. The Company generally operates as an introducing broker and does not hold funds or securities for or owe any money or securities to customers, and does not carry any accounts on behalf of or for the benefit of customers.

On January 1, 2010, the Company entered into an Expense Sharing Agreement ("the Agreement") with CWS Apartment Homes LLC, a Delaware limited liability company ("CWS Apartments"), and Steven J. Sherwood, an individual ("Stockholder"), in which the Company and CWS Apartments agreed to share expenses that jointly benefit both the Company and CWS Apartments. The expenses shall be allocated in a reasonable manner that reflects the related benefits received by each of the Company and CWS Apartments. In connection with this Agreement, CWS Apartments also agreed to pay to the Company an asset management fee equal to the benefit accruing to CWS Apartments as a result of the Company's business efforts. Such asset management fee will be determined from time to time in good faith by both parties. During the year ended December 31, 2017, such asset management fees amounted to $1,008,822.

Management believes that asset management fee recognized and collected in connection with the expense sharing agreement discussed above will be sufficient to cover the Company's future expenses. Additionally, the Stockholder agreed in connection with the aforementioned agreement that, from time to time, he will provide the Company sufficient operating capital to (a) allow the Company to pay its ongoing administrative expenses and (b) insure that the Company meets all applicable minimum net capital requirements. As such, management concluded that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern as of the date of the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies presented below is designed to assist in understanding the Company's financial statements. Such financial statements and accompanying notes are the representations of the Company's management, who is responsible for their integrity and objectivity. Management believes that these accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP") in all material respects, and have been consistently applied in preparing the accompanying financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with original maturities of three months or less when purchased to be cash equivalents. Cash primarily consists of interest-bearing and noninterest-bearing demand deposit accounts. The Company had no cash equivalents as of December 31, 2017.

Concentration of Credit Risk

The Company currently maintains all of its operating cash with a major financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. Cash balances were not in excess of the federally insured amount as of December 31, 2017.

During the year ended December 31, 2017, all revenues of the Company were received from CWS Apartments in accordance with the Agreement discussed in Note 1.

Additionally, the Company's current operations have historically been dependent upon the real estate industry, which is subject to fluctuations due to changes in the local, regional and national economies.

Fair Value Measurements

GAAP requires the disclosure of the fair value, if reasonably obtainable, of the Company's financial instruments. Management believes that the carrying amounts of the Company's significant financial instruments including cash, accounts payable and accrued liabilities approximate their fair value as of December 31, 2017, based on their relatively short-term nature.

In the opinion of management, the fair value of due to and from related parties cannot be estimated without incurring excessive costs; for that reason, the Company has not provided such disclosure. Other information about related-party liabilities is provided, where applicable, elsewhere in these notes to the financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The Company does not have any assets or liabilities that are measured at fair value on a recurring basis and, during the year ended December 31, 2017 did not have any assets or liabilities that were measured at fair value on a nonrecurring basis.

Revenue Recognition

The Company recognizes asset management fees in accordance with the Agreement discussed in Note 1 when such fees are earned and the related services are performed.

Common Control

Because the Company and certain related parties have commonality and are under common management control, reported operating results and/or financial position of the Company could significantly differ from what would have been obtained if such entities were not under common control.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The deferred tax assets are reviewed periodically for recoverability and valuation allowances are provided, as necessary.

The Company has adopted a policy for accounting for uncertainty in income taxes. The Company's policy prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This policy also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The adoption of the Company's policy for accounting for uncertainty in income taxes did not result in any adjustment to the Company's beginning tax positions. As of December 31, 2017, the Company did not have any unrecognized tax benefits.

Subsequent Events

Management has evaluated subsequent events through February 27, 2018, which is the date the financial statements were available to be issued. The Company has concluded that no events have occurred subsequent to December 31, 2017 that require consideration as adjustments to or disclosure in its financial statements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 one year making it effective for annual reporting periods beginning after December 15, 2017. The Company adopted the provisions of ASU 2014-09 using the modified retrospective approach. The Company has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014- 09 and are largely consistent with existing guidance and current practices applied by the Company.

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15-to-1 (the rules of regulatory agencies and various exchanges also provide that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10-to-1 or the equity capital withdrawal or cash dividend payment would cause the Company's net capital to fall below 6-2/3% of its minimum requirement). As of December 31, 2017, the Company had net capital of $54,442, as defined, which was $37,869 in excess of its required minimum required net capital of $16,573. The Company's aggregate indebtedness to net capital ratio as of December 31, 2017 was approximately 4.57-to-1.

The Company is exempt from the provisions of Rule 15c3-3, pursuant to paragraph k(2)(i) under the Securities and Exchange Act of 1934, as the Company is a broker/dealer and it does not carry customer accounts or hold funds or securities of customers exemption report. Because of such exemption, the Company is not required to prepare a determination of reserve requirement for broker/dealer and is also not subject to the possession and control statement.

4. STOCKHOLDERS' EQUITY

The Company is authorized to issue 1,000 shares of common stock with no par value. At inception, two principal officers of the Company each purchased 400 shares of common stock for $4,000 each. From inception through the year ended December 31, 2017, these stockholders have made net contributions of $402,909 to additional paid-in capital.

5. RELATED PARTY TRANSACTIONS

In connection with the Agreement discussed in Note 1, the Company received asset management fees in the amount of $1,008,822 during the year ended December 31, 2017. In addition, CWS Apartments allocated $878,971, based on expenses born on behalf of the company, professional fees, general and administrative, licenses and fees, and other non-operating expenses to the Company for the year ended December 31, 2017, all of which are included in the accompanying statement of operations. As of December 31, 2017, the amounts due to and due from CWS Apartments were $213,432, respectively.

6. COMMITMENTS AND CONTINGENCIES

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations. Currently, the Company is not aware of any active commitments and contingencies as of December 31, 2017.

7. INCOME TAXES

During the year ended December 31, 2017, the Company paid $800 for California franchise taxes. Such amount is included in other expenses in the accompanying statement of operations.

As of December 31, 2017, the Company had a deferred tax asset of approximately $57,000 related to net operating loss and charitable contribution carryforwards, which has been entirely offset by a valuation allowance.

The Company has recorded a valuation allowance equal to its net deferred tax assets. The Company believes that the valuation allowance is necessary as it is more likely than not that the net deferred tax assets will not be realized in the foreseeable future because of uncertainties relating to future taxable income, in terms of both its timing and its sufficiency, which would enable the Company to realize the deferred tax assets.

7. **INCOME TAXES** (continued)

As of December 31, 2017, the Company had net operating loss carryforwards of approximately $187,000 and $87,000 for federal and California income tax purposes, respectively. These loss carryforwards may be used to offset future taxable income and expire at various times through 2036, if not fully utilized by then. Utilization is dependent on generating sufficient taxable income prior to expiration of the tax loss carryforward.

On December 22, 2017, the President of the United States of America signed the Tax Cuts and Jobs Act into law. The Act will have pervasive financial reporting implications for all companies with US operations. We reviewed and incorporated the new tax bill implications in the 2017 financial statements. The main change is the remeasurement of deferred taxes at the new corporate tax rate of 21% which increased the net deferred tax assets before the valuation allowance. Due to the full valuation allowance, the change in deferred taxes was fully offset by the change in the valuation allowance.

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations too many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying financial statements could be changed at a later date upon final determination by taxing authorities. No such examinations by taxing authorities are presently in process.

SUPPLEMENTARY INFORMATION

CLAYTON, WILLIAMS & SHERWOOD INVESTMENTS
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2017

NET CAPITAL		
Total stockholders' equity from statement of financial condition	$	54,442
Less: Non-allowable assets		–
Net capital	$	54,442
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	16,573
Minimum dollar net capital required for reporting broker/dealer	$	5,000
Net capital requirement (greater of above)	$	16,573
Excess net capital (regulatory net capital less net capital requirement)	$	37,869
AGGREGATE INDEBTEDNESS INCLUDED IN STATEMENT OF FINANCIAL CONDITION	$	248,590
Ratio of aggregate indebtedness to net capital		4.57-to-1
Reconciliation of net capital as reported on the unaudited Form X17A-5, Part 2		
Net capital as reported	$	54,442
Audit adjustments		–
Audited net capital	$	54,442

There are no differences between the above computation and the computation included with the Company's FOCUS II Form X-17A-5 as of December 31, 2017.

See Accompanying Report of Independent Registered Public Accounting Firm.

EXEMPTION REPORT

squarmilner
Certified Public Accountants
and Financial Advisors

Squar Milner LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM RELATED TO EXEMPTION REPORT REQUIRED BY RULE 17a-5

To the Board of Directors of
Clayton, Williams & Sherwood Investments

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Clayton, Williams & Sherwood Investments (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provision") and (b) the Company, stated that it met the identified exemption provisions through December 31, 2017 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Clayton, Williams & Sherwood Investment's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 17 C.F.R. § 240.15c3-3.

Squar Milner LLP

Newport Beach, California
February 27, 2018

4100 Newport Place Drive, Suite 600 • Newport Beach, CA 92660 main 949.222.2999 web squarmilner.com

Los Angeles | Orange County | San Diego | Encino | San Francisco | San Mateo | Oakland | Silicon Valley | Cayman Islands

CWS

INVESTMENTS

MEMBER FINRA, SIPC

15c3-3 Exemption Report

For the period of 01/01/2017 to 12/31/2017

Background

On July 30th, 2013 the U.S. Securities and Exchange Commission (the "Commission") amended certain reporting, audit, and notification requirements for broker-dealers registered with the Commission. Among other things, under the amendments, broker-dealers must file one of two new reports with the Commission annually – either a compliance report if the broker-dealer did not claim it was exempt from Rule 15c3-3 under the Securities Exchange act of 1934 ("Exchange Act") through the broker-dealer's fiscal year or an exemption report if the broker-dealer did claim it was exempt from Rule 15c3-3 throughout the fiscal year. A broker-dealer must file with the exemption report a report prepared by its independent public accountant based on a review of the exemption report. The examination and review, as well as the audit of the financial statements, must be conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). This report was created to ensure Clayton, Williams & Sherwood Investments, a California Corporation registered with the SEC as a broker dealer ("CWS Investments" or "CWSI") remains compliant with SEC requirements.

1). Exemption Provision Statement

Under which provision(s) in paragraph (k) of Rule 15c3-3 did CWS Investments claim an exemption from Rule 15c3-3?

Firm Response: Per its FINRA membership agreement, CWS Investments operates pursuant to SEC Rule 15c3-3(k)(2)(i). The firm does not hold customer funds or keep customer securities. CWS investments promptly transmits its customer's checks to an escrow bank account (currently agreements are established with Wilmington Trust). The checks are sent via a secure method (FedEx delivery) and tracked on the firm's checks received and forwarded blotters. Customer wires are processed directly with the bank and have no CWSI involvement.

2). Exemption Compliance

	Yes	No
Did CWSI meet the identified exemption provision throughout the fiscal year without exception?	☒	☐*

*if exceptions existed complete item 3 below

3). Exception Details		
Nature of exception		**Date exception occurred**
I.	**None / not applicable**	**N/A**
II.	**None / not applicable**	**N/A**
III.	**None / not applicable**	**N/A**

Acknowledgement			
The undersigned president, Chief Executive Officer (CEO) or other authorized representative in addition to the designated FINOP hereby confirm the representations described above.			
Signature of CEO or authorized executive: [signature]	**Date** 2/23/18	**Signature of FINOP:** [signature]	**Date** 2/23/2018
Printed name: Gary Carmell		**Printed Name:** Mark Ruggles	

AGREED-UPON PROCEDURES

squarmilner

Certified Public Accountants
and Financial Advisors

Squar Milner LLP

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Clayton, Williams & Sherwood Investments

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Clayton, Williams & Sherwood Investments (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and the cash disbursement records, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

4100 Newport Place Drive, Suite 600 • Newport Beach, CA 92660 main 949.222.2999 web squarmilner.com

Los Angeles | Orange County | San Diego | Encino | San Francisco | San Mateo | Oakland | Silicon Valley | Cayman Islands

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SQUAR MILNER LLP

Squar Milner LLP

Newport Beach, California
February 27, 2018

CWS

INVESTMENTS
MEMBER FINRA, SIPC

February 28, 2018

SEC
Mail Processing
Section
MAR 01 2018
Washington DC
415

Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: SEA Rule 17a-5 Audited Statements

To whom it may concern,

Please find enclosed CWS Investments' Audited Financial Reports.

Please do not hesitate to call me if you have questions or need additional information.

Regards,

Mark Ruggles

Mark Ruggles
Chief Compliance Officer

14 Corporate Plaza, Suite 210 - Newport Beach, CA 92660
Phone: 949-640-4200 Fax: 949-640-4931